Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

April 7, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER’S RECORD OUTPUT CONTINUES WITH 431,639 Ag Eq Oz IN Q1

Forecasting 1.75 million Ag Eq Oz, including 1.15 million ounces of silver, for 2008

Great Panther Resources Limited (TSX: GPR; the “Company”) is very pleased to report that the operations improvement at both its 100% owned Mexican mines continues, with many quarterly production records being broken. The benefits from the ongoing exploration and the mine development at Guanajuato and Topia are now being realized.

Operational highlights include:

  Highest ever metal production of 431,639 silver equivalent ounces (Ag Eq Oz), a 24% increase over the previous quarter, and an increase of 36% over the first quarter of 2007.

  New record for total production of 285,139 ounces of silver, a 35% increase over the previous quarter, and an increase of 59% over the first quarter of 2007.

  Records for silver and gold production from Guanajuato; at 198,663 ounces Ag and 1,369 ounces Au, were up by 56% and 45%, respectively, compared to the fourth quarter of 2007.

  Records for silver and lead production from Topia; at 86,476 ounces and 217 tonnes, were up by 4% and 12%, respectively, compared to the fourth quarter 2007.

(Silver equivalents for 2008 are established using prices of US$800/oz Au, US$16/oz Ag, US$1.15/lb Pb and US$1.00/lb Zn.)

The Q1 2008 production of 431,639 Ag Eq Oz from both of Great Panther’s mines includes 285,139 oz of silver, 1,589 oz of gold, 478,400 lbs of lead, and 523,400 lbs of zinc. This production level represents a 24% increase over the previous quarter, and an increase of 36% over the first quarter 2007.

The Guanajuato Mine produced a record 198,663 ounces of silver and 1,369 ounces of gold, from processing 40,393 tonnes of ore with average grades of 1.40g/t gold and 188g/t silver. The ore grades were 74% higher than the 2007 average and the production of silver and gold was 56% and 45%, respectively, greater than in the previous quarter. The turnaround reflects the success of the grade control measures coupled with the higher grade ore sources, a direct benefit from exploring and developing access to the Cata Clavo, Guanajuatito, Rayas and Promontorio mining areas.

The metal output in terms of equivalent ounces of silver, at 267,132 Ag Eq Oz, the processing plant metal recoveries, at 75.5% for gold and 81.5% for silver, and the concentrate quality of 6.40 kg/t silver, were all the highest for any quarter to date. The improvement plans for the Guanajuato plant were initiated in December and further improvement is expected as more modifications are being made. Improvements were made in the crushing plant, to deliver a consistent and finer mill feed; the grinding circuit, by increasing the power draw to produce a finer flotation feed; and in the flotation circuit, where the reagents were replaced in March with the effect of increasing the concentrate quality.

Mine development was focused on deepening the Guanajuatito area in the northwest portion of the mine property, at the deep Clavo de Cata in the central part, and exploratory development of the Promontorio area. Production from Guanajuato is projected to increase further in 2008. The internal, inclined ore hoisting shaft, servicing the 430 Level of the Cata Clavo area, was recommissioned and is now fully operational; cut and fill mining of the Guanajuatito Zona Norte is established on two levels; and exploratory development of two levels at Promontorio is in progress.

In addition, Great Panther Resources has committed to the purchase of two new 3.5 yd³ scoop trams, to be supplied by Atlas Copco for delivery by the end of the 2nd quarter, which will further enhance underground development and production performance.

Underground development is being supported by three small underground diamond drills, and exploration drilling continues in the Cata Clavo area to a depth of 200 metres below current workings, with all drillholes intersecting mineralization and excellent assay results being reported. Further exploration of this and the area between it and the prolific Rayas Clavo will continue through 2008.

In the first quarter, the Topia operations produced 86,476 ounces of silver, 220 ounces of gold, 217 tonnes of lead, and 237 tonnes of zinc, or 164,507 Ag Eq Oz. Silver production was a record 4% above the previous record quarter and 19% above the same period last year. Lead production was also a record, at 12% above the last quarter and 6% above the previous record quarter of a year ago. The Topia plant processed 9,457 tonnes of ore at grades of 326g/t Ag, 0.8g/t Au, 2.80% Pb and 2.89% Zn, and achieved excellent overall recoveries of 87.2% for Ag, 91.0% for Au, 81.8% for Pb and 86.8% for Zn.

The Topia operations are continuing to demonstrate improvements as a direct result of the investment to rehabilitate the many small mines, to explore, with surface and underground diamond drilling, and to develop the veins for production mining. On the Argentina vein, the production sub-level above Level 2 has exposed excellent vein widths and ore grades which confirm intersections from earlier surface drilling, (refer to drill results for A04-04 shown on the Argentina longitudinal section on the Company website at www.greatpanther.com), while the ramp has been extended to access the main level and is being deepened further to the 3rd and 4th levels. A decline has been driven from the Oliva Mine and has accessed the Victoria adit level, a main adit which intersects many veins including the Argentina vein below the 6th level. This level had been inaccessible for many years and it will provide access to the lower levels of the Argentina vein. The Don Benito vein is being developed for production at four locations and is expected to provide a source of higher grade ore, (refer to the plan and longitudinal entitled “Underground Exploration on the Don Benito Vein” on the Company website).

With the ongoing improvements in the mines and plants, the Company anticipates that quarterly production will continue to climb throughout the remainder of 2008 such that the Q1 production is on target to meet or exceed the annual goal of 1.75 million Ag Eq Oz.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.